Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Kirsten Stratton
T +1 781 929 8096
kirsten.stratton@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
dominik.heger@freseniusmedicalcare.com

Fresenius Medical Care announces BEACON-US, generating real-world evidence supporting high-volume hemodiafiltration for U.S. dialysis patients

•	BEACON-US research initiative is evaluating the clinical outcomes and patient experiences of high-volume hemodiafiltration in routine U.S. clinical practice across diverse patient populations

•	Fresenius Medical Care expands access to the therapy across the U.S. building on two decades of evidence and treatment from over 90 countries supporting improved survival and reduced hospitalization

Bad Homburg (July 29, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with kidney diseases, today announced BEACON-US (Benefits, Effectiveness, And Convective Outcomes in Nephrology – United States), a comprehensive scientific research initiative that is expanding clinical and real-world evidence for U.S. patients receiving online-hemodiafiltration (HDF) therapy. The initiative supports FME's ongoing roll out of high-volume HDF (HVHDF) across the United States and will help clinicians, patients, and healthcare systems better understand how the therapy performs in routine clinical practice and across different patient populations.

“BEACON-US reflects our commitment to innovation that is grounded in evidence,” said Helen Giza, CEO of Fresenius Medical Care. “High-volume hemodiafiltration has the potential to transform the standard of kidney care in the United States and is a key part of our FME Reignite strategy as we accelerate growth and innovation. We are excited by the benefits we are seeing through early insights from BEACON-US and the potential for this therapy to significantly improve patient outcomes.”

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“The early U.S. experience with HVHDF is encouraging, with many patients feeling better during and after dialysis – for example, data show 40% fewer muscle cramps,” said Charles Hugh-Jones, MD, FRCP, Global Chief Medical Officer at Fresenius Medical Care. “More than 70% of treatments1 using AutoSub plus technology are already reaching the HVHDF target of at least 23 liters of convective volume per session and the emerging U.S. data align with the substantial body of international evidence, including the CONVINCE trial. Widely adopted as a standard of care in many countries around the world, HVHDF has been associated with fewer hospitalizations, better treatment tolerability, fewer episodes of low blood pressure during dialysis, and improved survival outcomes. As the burden of kidney disease continues to grow, expanding access to therapies that may improve patient outcomes remains an important priority.”

Early observations are tracking consistently with previously published international, randomized and real-world studies, including the landmark, EU-funded CONVINCE study, that collectively have associated HVHDF with fewer hospitalizations, fewer missed treatments, and improved survival outcomes compared with conventional hemodialysis.

U.S. data collection remains ongoing, with early observations showing that HVHDF is delivering strong clinical performance. The therapy has improved achievement of dialysis adequacy targets (Kt/V) and enabled higher convective volumes without extending treatment times, while also reducing water consumption. Clinicians report that the technology's intelligent automation simplifies workflows and helps optimize clinic resources, while creating a quieter treatment environment for both patients and staff.

How high-volume hemodiafiltration works

HVHDF is an advanced dialysis therapy for people living with kidney failure. It combines diffusion, the principal mechanism used in conventional hemodialysis, with increased convection to remove a broader range of accumulated waste products from the blood.

HVHDF is defined as achieving a convective volume of at least 23 liters per treatment. Because the delivered convective volume can be accurately prescribed and measured, clinicians can monitor whether the intended therapeutic dose has been achieved.

HVHDF is widely used internationally, and its evidence base includes randomized clinical trials and large observational studies from over 90 countries over the past two decades. Conducted in Europe and published in the New England Journal of Medicine, the CONVINCE trial reported a 23% lower risk of death from any cause among participants receiving HVHDF compared with those receiving conventional high-flux hemodialysis. The trial also reported improvements in patient-reported outcomes.

1 According to the BEACON-US research cohort

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Over two decades of international clinical evidence and real-world experience

BEACON-US adds to a substantial evidence base; recently published international research of HVHDF in routine clinical practice includes the following important studies:

•	Lower risk of death for people starting dialysis: An international study of more than 18,000 people newly starting dialysis found that HDF was associated with a lower risk of death compared with conventional hemodialysis. The findings suggest that the potential benefits of HDF may begin early in a patient’s dialysis journey. Hemodialysis Modality and Mortality Outcomes among Incident Dialysis Patients: An International Cohort Study Comparing High-Volume Hemodiafiltration and Hemodialysis (CJASN. 2026 Jul 1;21(7):1198-1206)

•	Fewer hospitalizations in everyday clinical practice: An analysis of more than 70,000 patients found that people treated with HVHDF had fewer hospital admissions and spent fewer days in the hospital compared with people treated with high-flux hemodialysis. The study was published in the Clinical Journal of the American Society of Nephrology (CJASN) and highlighted on the cover of the journal’s May 2026 issue. Real-World Hospitalization Outcomes with On-Line Hemodiafiltration Versus High-Flux Hemodialysis: A Retrospective, International Cohort Study (CJASN. 2025 Dec 23;21(5):852-859)

•	Improved survival during long-term dialysis treatment: Earlier research found an association between HVHDF and improved survival among people receiving ongoing dialysis treatment. Real-world effectiveness of hemodialysis modalities: a retrospective cohort study (BMC Nephrol. 2025 Jan 7;26(1):9)

Together, these studies examine outcomes that matter most to patients and healthcare systems, including survival and hospitalization. For people living with kidney failure, spending less time in the hospital and achieving better long-term outcomes can make a meaningful difference in daily life.

Combining innovation, implementation and evidence generation

Few organizations combine a global medical-technology business, one of the world’s largest dialysis-care networks and extensive capabilities in clinical research, real-world evidence, advanced analytics, and implementation science. This combination enables Fresenius Medical Care not only to develop and introduce new therapies but also continue to systematically evaluate their real world outcomes as they are implemented in clinical practice.

HVHDF treatments in the United States are delivered using Fresenius Medical Care’s 5008X CAREsystem, developed by the company’s Care Enablement business.

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About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,539 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS). For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

The CONVINCE study was exclusively supported by the European Commission Research & Innovation, Horizon 2020, Call H2020-SC1-2016-2017 under the topic SC1-PM-10-2017: Comparing the effectiveness of existing healthcare interventions in the adult population (grant no 754803).

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